Exchange Listed Funds Trust

10900 Hefner Pointe Drive

Suite 207

Oklahoma City, Oklahoma 73120

January 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)
Request for Withdrawal of Post-Effective Amendment No. 59

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Exchange Listed Funds Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 59 (“Amendment No. 59”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 59 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001398344-17-015729) on December 8, 2017 to introduce two new series of the Trust: the REX Bitcoin Strategy ETF and the Rex Short Bitcoin Strategy ETF. This request for withdrawal is being made in response to a request from the Staff.

Amendment No. 59 has not yet become effective and no securities have been sold in connection with the filing.

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173 or Laura Flores at (202) 373-6101.

EXCHANGE LISTED FUNDS TRUST

By:	/s/ J. Garrett Stevens
Name:	J. Garrett Stevens
Title:	President